BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

ASSETS		2016		2015
Cash	$	175,521	$	79,644
Receivables from clearing organizations		159,690		205,960
Securities owned, at market value		26,346		27,923
Furniture and office equipment, at cost, less accumulated depreciation 2016 $174,561; 2015 $168,339		18,584		24,806
Other assets		1,665		1,675
	$	381,806	$	340,008

LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Accounts payable and accrued expenses	$	30,676	$	81,323
		30,676		81,323
CONTINGENCY		-		-
STOCKHOLDERS' EQUITY				
Common stock, no par value, 1,000 shares authorized, 244 shares issued and outstanding		275,000		275,000
Additional paid-in capital		598,886		278,386
Retained deficit		(494,346)		(266,291)
		379,540		287,095
Less cost of treasury stock, 25 shares		(28,410)		(28,410)
		351,130		258,685
	$	381,806	$	340,008

See Notes to Financial Statements